Mail Stop 3010

August 12, 2009

Via U.S. Mail and Facsimile 604.677.7280

Mr. Graham Alexander
Chief Executive Officer, Chief Financial Officer, President, Secretary, and Treasurer
Rancho Santa Monica Developments, Inc.
802-610 Granville Street
Vancouver, BC, Canada V6C 3T3

> **Re: Rancho Santa Monica Developments, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 7, 2009**
> **Item 4.01 Form 8-K/A**
> **Filed August 11, 2009**
> **Item 4.01 Form 8-K/A**
> **Filed August 12, 2009**
> **File No. 0-51376**

Dear Mr. Alexander:

　　We have completed our review of the above referenced filings and have no further comments at this time.

Sincerely,

Mark Rakip
Staff Accountant